SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended August, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

13 August, 2012

BP AGREES TO SELL CARSON REFINERY AND ARCO RETAIL NETWORK IN US SOUTHWEST TO TESORO FOR $2.5 BILLION

BP announced today it has reached agreement to sell its Carson, California refinery and related logistics and marketing assets in the region to Tesoro Corporation for $2.5 billion in cash (including the estimated value of hydrocarbon inventories and subject to post-closing adjustments) as part of a previously announced plan to reshape BP's US fuels business.

"Today's announcement is a significant step in the strategic refocusing of our US fuels business," said Iain Conn, chief executive of BP's global refining and marketing business. "Together with the intended sale of Texas City, this will allow us to focus BP's operations and investments exclusively on our three northern US refineries, which are crude feedstock advantaged, and their large and important marketing businesses."

Subject to regulatory and other approvals, Tesoro will acquire the 266,000 barrel per day refinery near Los Angeles as well as the associated logistics network of pipelines and storage terminals and the ARCO-branded retail marketing network in Southern California, Arizona and Nevada. The sale also includes BP's interests in associated cogeneration and coke calcining operations. The closing is expected to happen before mid-2013.

"As an established refiner and marketer, Tesoro provides a strong future for the business and for its employees," said Conn.

BP will sell the ARCO retail brand rights and exclusively license those rights from Tesoro for Northern California, Oregon and Washington and continue to produce transportation fuels at its Cherry Point, Washington refinery. BP will also retain ownership of the ampm convenience store brand and franchise it to Tesoro for use in the Southwest.

In February 2011 BP announced plans to refocus its refining and marketing business on its northern US refineries and find buyers for Carson and the Texas City Refinery in Texas.

"We are pleased to be delivering on the plan we announced last year and when complete we will have a smaller, but well-positioned and very competitive portfolio of refining and marketing businesses in the US," Conn added. "BP remains committed to supplying US customers with the fuels, lubricants and petrochemicals they depend on while at the same time delivering long-term growth and profits to our shareholders. We are investing heavily in the capabilities of our businesses in line with that commitment."

BP is nearing completion of a multi-billion dollar upgrade at its Whiting Refinery in Northwest Indiana. The largest private sector investment in Indiana history, the project will transform Whiting's crude processing capabilities and is expected to be completed in the second half of 2013. The company is also upgrading the Cherry Point Refinery to produce cleaner burning diesel fuel and investing in a cleaner gasoline project at its joint-venture refinery near Toledo, Ohio.

Today's announcement brings the total value of the divestments that BP has agreed since the beginning of 2010 to $26.5 billion. This is part of the previously announced programme to divest $38 billion of assets by the end of 2013.

About BP in the US:

BP has invested more in the United States over the last five years than any other oil and gas company. With more than $52 billion in capital spending between 2007 and 2011, BP invests more in the US than in any other country. The company is the second largest producer of oil and gas in the US, a major oil refiner and a leader in alternative energy sources including wind power and biofuels. BP provides enough energy each year to light the entire country. With 23,000 US employees, BP supports nearly a quarter of a million domestic jobs through its business activities. For more information, view our BP in America animation video at
http://www.youtube.com/watch?v=I6n9cZ1xxQw or visit www.bp.com.

Notes to editors:

· The price of the assets is $1,175 million, plus the value of inventory at the time of closing. At current prices, the inventory is valued at approximately $1,300 million.

·    The 266,000 barrel per day (bpd) Carson Refinery is one of the largest on the US West Coast. It became part of BP through the 2000 acquisition of ARCO. It employs over 1,100 staff and in total the divested business employs approximately 1,700 staff.

· The transaction includes the refinery and integrated terminals and pipelines, as well as marketing agreements with about 800 retail sites in Southern California, Arizona and Nevada.

·    The refinery is located on 650 acres in Los Angeles County, near the Long Beach and Los Angeles Harbours. The refinery began operations in 1938. It processes crude oil from Alaska's North Slope, the Middle East,
      West Africa and other sources. Processing equipment includes the largest fluid catalytic cracker in California, two cokers and distillate hydrocracking.

· BP's 51 per cent interest in a nominal 400 megawatt cogeneration facility located at the refinery is included in the sale.

·    BP's Wilmington Coke Calciner located about five miles from the refinery is also part of the sale. The plant occupies about 17 acres. The plant employs approximately 40 people and produces 350,000 tonnes of calcined coke per year.

·     Logistics assets included in the sale include ownership of Berth 121 facility improvements and equipment, Marine Terminals 2 and 3 and the LA basin pipelines system that moves crude, products and intermediates to and from the refinery.

· Terminals included in the sale are Carson Crude, East Hynes, West Hynes, Hathaway, Carson Products, Colton, Vinvale and San Diego.

·     BP is currently in the process of carrying out a number of major investments in its other US refineries, including a large investment programme to upgrade its 413,000 bpd capacity Whiting, Ind., refinery; a clean-diesel upgrading project at its 234,000 bpd Cherry Point, Wash., refinery; and the addition of a continuous catalytic reformer to the 160,000 bpd capacity Toledo, Ohio, refinery (a 50:50 joint venture with partner Husky Energy Inc.).

Further enquiries:
BP Press Office, US: +1 281 366 4463
uspress@bp.com
BP Press Office, London: +44 (0)20 7496 4076
bppress@bp.com

Cautionary Statement:

This release contains certain forward-looking statements, including statements on the expected timing of completion of BP's disposal of its Carson refinery and related logistics and marketing assets in the U.S. Southwest; the intended sale of the Texas City refinery; upgrades of its Whiting, Cherry Point and Toledo refineries; BP's divestment program and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including general economic conditions; the actions of regulators and other factors discussed in BP's Second Quarter Results 2012 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 August 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary